INTRA-CELLULAR THERAPIES, INC.

430 East 29th Street

New York, New York 10016

September 12, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

RE:	Intra-Cellular Therapies, Inc.
Registration Statement on Form S-3
Filed September 2, 2016
File No. 333-213495
Acceleration Request

Dear Ms. Hayes:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Intra-Cellular Therapies, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Wednesday, September 14, 2016, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Megan Gates or John Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

INTRA-CELLULAR THERAPIES, INC.

/s/ Lawrence J. Hineline
Lawrence J. Hineline
Vice President of Finance and Chief Financial Officer

cc:	Mary Beth Breslin, Securities and Exchange Commission
Scot Foley, Securities and Exchange Commission
Michael I. Halstead, Senior Vice President, General Counsel and Secretary, Intra-Cellular Therapies, Inc.
Megan N. Gates, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
John P. Condon, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.